Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INLAND AMERICAN REAL ESTATE TRUST, INC. TO MACKENZIE REALTY CAPITAL, INC.

If you are considering selling your shares of Inland American Real Estate Trust, Inc. (“Inland American”)[1] to MacKenzie Realty Capital, Inc. (“MacKenzie”), please read all the information below.	November 10, 2014

THE INLAND AMERICAN BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from MacKenzie

•	If you sell, you will NO LONGER RECEIVE monthly distributions or otherwise have any rights with respect to the shares that you sell.[2]

•	None of Inland American’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to MacKenzie.

•	Inland American and MacKenzie are not affiliated.

•	In May, Inland American completed a $395 million Dutch tender offer, purchasing shares at $6.50 per share, above the offer price per share of the mini-tender.[3]

•	MacKenzie states that it has not made an independent appraisal of the shares or Inland American’s properties, and is not qualified to appraise real estate.

•	MacKenzie acknowledges that in establishing the purchase price of $5.00 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with MacKenzie’s objectives.

•	MacKenzie states that it has applied a discount to the estimated per share value with the intention of making a profit.

•	MacKenzie also states that there cannot be any assurance that its estimate accurately reflects an approximate value of the shares or that the actual amounts which may be realized by stockholders for their shares may not vary substantially from this estimate.

•	For stockholders looking to liquidate:

•	In recent transactions on the secondary market, according to independent secondary market reporting publications, sales of Inland American stock have ranged from $4.50 to $6.52 per share during the fall of 2014 and $6.34 per share in July/August 2014.

•	In August, Inland American announced the potential spin-off of Xenia Hotels & Resorts, Inc. (“Xenia”), its wholly owned subsidiary that owns lodging assets, into a publicly-traded company. This potential spin-off may provide Inland American stockholders the opportunity to liquidate their newly issued shares of Xenia on the New York Stock Exchange.[4]

Inland American encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie. Please consult your financial advisor or Inland American’s Investor Services Department at 855-377-0510 with any questions.

Each shareholder must individually evaluate whether to tender his, her or its  shares. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. Inland American has filed a Schedule 14D-9 with the Securities and Exchange Commission providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 is available on the Inland American website.

1	The Inland name and logo are registered trademarks being used under license.
2	Distributions are not guaranteed, and distribution rates are subject to change.
3	Inland American’s determination of the price range was based on certain assumptions and estimates and was subject to certain limitations. Different parties using different assumptions and estimates could have determined a different price range. The final purchase price of $6.50 per share does not represent: (i) the amount at which shares would trade at a national securities exchange, (ii) the amount a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount stockholders would receive upon liquidation of Inland American.
4	Inland American anticipates that the spin-off may take two to six months to complete, and the completion is subject to the satisfaction of several conditions, as described in Inland American’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2014. Stockholders should note that if the spin-off is consummated, Inland American and Xenia will review and announce revised dividend and distribution policies. At present, it is premature to definitively determine post-spin-off distribution rates for either company. However, Inland American expects that its distribution payments will decrease after the spin-off because Xenia will own a substantial portion of Inland American’s current lodging portfolio, and these assets produce a substantial portion of Inland American’s cash flow from operations. In addition, Inland American currently expects that, after giving effect to the spin-off, the aggregate distributions paid by Inland American and Xenia, on a combined basis, will be less than the current level of distributions paid by Inland American.

Inland American Real Estate Trust, Inc.
2809 Butterfield Road Oak Brook, IL 60523 855.377.0510 www.inlandamerican.com